Exhibit 99.3
February 20, 2009
Mr. Andrew R. Agosto
Vice President
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
Dear Mr. Agosto:
     At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2008, to the Carrizo Oil & Gas, Inc. (Carrizo) interest in certain properties located in Denton, Erath, Hill, Hood, Jack, Johnson, Parker, Tarrant and Wise Counties Texas. This report supersedes and replaces our report for these properties dated February 18, 2008 and adjusts the future investment capital and timing for two proved undeveloped properties. This report has been prepared using constant prices and costs and conforms to our understanding of the Securities and Exchange Commission (SEC) guidelines.
     Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production and ad valorem taxes. Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the Carrizo interest, as of December 31, 2008, to be:

	Net Reserves			Future Net Cash Flow (M$)
	Oil	NGL	Gas		Present Worth
Category	(Barrels)	(Barrels)	(Mcf)	Total	at 10%
Proved Developed
Producing	94,794	3,605,891	171,030,594	$592,677	$297,371
Non-Producing	4,044	141,463	29,580,264	$94,945	$55,866
Proved Undeveloped	118,814	5,291,786	175,959,828	$389,887	$102,998

Total Proved(1)	217,652	9,039,140	376,570,686	$1,077,509	$456,235

1}	The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.
     The oil reserves include crude oil, condensate, and gas plant liquids (NGL). Oil and NGL reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.
     The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Definitions of all reserve categories used in this report are presented immediately following this letter.
     This report includes: (1) summary economic projections of reserves and cash flow for each reserve category, (2) one-line summaries of basic economic data and reserves for
4600 Greenville Avenue, Suite 160 • Dallas, Texas 75206 • Phone (214)363-3337 • Fax (214)363-1608

each property evaluated, and (3) economic projections of reserves and cash flow for each evaluated property.
     Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, reservoir and well performance and volumetric analysis. In some instances, comparisons were made to similar properties for which more complete data were available. For the properties listed on Table A we have utilized daily production data which included a portion of January 2009 or February 2009.
     The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. The prices on December 31, 2008 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the December 31, 2008 prices. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.
     Oil prices are referenced to the December 31, 2008 West Texas Intermediate (WTI) physical price of $41.00 per barrel, as posted by Plains All American Pipeline, L.P.(Plains), adjusted for gravity, crude quality, transportation fees, and regional price differentials. Gas prices are referenced to the December 31, 2008 Waha physical price of $5.105 per MMBtu, as published in the Platts Gas Daily, adjusted for energy content, transportation fees, and regional price differentials. NGL prices are calculated as a historical percentage of the WTI price and are referenced to a WTI physical price of $41.00 per barrel, as posted by Plains, adjusted for transportation fees and regional price differentials. Prices are held constant in accordance with SEC guidelines.
     Lease and well operating expenses are based on data obtained from Carrizo. Expenses for the properties include per-well overhead costs along with direct lease and field level costs. Headquarters general and administrative overhead expenses of Carrizo are not included. Lease and well operating costs are held constant in accordance with SEC guidelines.
     Capital costs and timing of all investments have been provided by Carrizo and are included as required for workovers, new development wells, and production equipment. These costs are also held constant.
     LPC has made no investigation of possible gas volume and value imbalances that may have been the result of overdelivery or underdelivery to the Carrizo interest. Our projections are based on the Carrizo interest receiving its net revenue interest share of estimated future gross oil and gas production.
     Technical information necessary for the preparation of the reserve estimates herein was furnished by Carrizo or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Carrizo including the extent and character of the interest evaluated.
     An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. Net abandonment costs are included for all of the properties. However, the costs
LaRoche Petroleum Consultants, Ltd.

associated with the continued operation of uneconomic properties are not reflected in the cash flows.
     The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.
     The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.
     This report is solely for the use of Carrizo, its agents, and its representatives in their evaluation of these properties and is not to be used, circulated, quoted, or otherwise referenced for any other purpose without the express written consent of the undersigned. Persons other than those to whom this report is addressed shall not be entitled to rely upon the report unless it is accompanied by such consent.
     We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours, LaRoche Petroleum Consultants, Ltd.

Al lakovakis
Senior Staff Engineer

William M. Kazmann
Licensed Professional Engine State of Texas No. 45012

Al:mk
08-918
LaRoche Petroleum Consultants, Ltd.